Mail Stop 3561

January 14, 2009

Christine Day, Chief Executive Officer
lululemon athletica inc.
2285 Clark Drive,
Vancouver, British Columbia

      Re: **lululemon athletica inc.**
               Form 10-K for fiscal year ended February 3, 2008
               Filed April 8, 2008
               File No. 001-33608

Dear Ms. Day:

      We have reviewed your filings and have the following comment. In our comment we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should also comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Definitive Proxy Statement Filed on May 9, 2008

Executive Compensation, page 13

Annual Cash Incentives, page 14

1.   You disclose that your compensation committee adopted formal bonus plans in March 2007 for your executive and management level employees for the year ended February 3, 2008. The company, however, has not provided quantitative disclosure of the financial performance targets to be achieved for your named executive officers to earn their performance bonuses. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is

appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, please supplementally advise us, within the timeframe below, whether the company's targets for the fiscal year 2008 are expected to be materially different from those of fiscal year 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

* * * * *

Closing Comments

As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please contact Edwin S. Kim at (202) 551-3297, the primary examiner for this filing, or me at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: John E. Currie, CFO
        Fax: (604) 874-6124